MAIL STOP 7010
									March 23, 2006
John Maguire
President
Irish Mag, Inc.
646 First Avenue South
St. Petersburg, Florida 33701

RE:	Irish Mag, Inc.
	Registration Statement on Form SB-2
	File No. 333-132119
	Filed March 1, 2006

Dear Mr. Maguire:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please number the pages of the prospectus.

2. Please disclose the information required by Item 102 of Regulation
S-B.

3. Due to the large percentage of shares being resold by affiliated security holders, it appears they may be selling by or on your behalf; however, we note that you are not eligible to conduct an offering under Rule 415(a)(4) of the Securities Act of 1933. We will not object if affiliated security holders offer, in the aggregate, no more than 10% of the shares you have outstanding. Please revise to remove the excess shares from the offering.


Cover Page of the Prospectus

4. Please disclose here, in the Summary and Plan of Distribution sections the price at which the selling security holders will sell their shares. If it is possible that resales will occur via the OTCBB or a securities exchange, as suggested in the Plan of Distribution, then please state that selling security holders will sell at a stated fixed price until your securities are quoted on the
OTCBB or securities exchange and thereafter at prevailing market prices or privately negotiated prices.

5. Please clarify the statement that "[a]ll shares offered in the secondary offering will terminate simultaneously with the primary offering date." We assume that you mean that the offer by selling stockholders will terminate simultaneously with the offering by the company; however, this conflicts with statements in the Plan of Distribution section that shares offered by management will not be sold unless or until the primary offering is sold or has been closed.

6. Revise the table at the bottom of the cover page to show the price to the public for the shares registered for resale, underwriting discounts and commissions, if any, and proceeds to selling security holders, as required by Item 501(a)(9)(iv) of Regulation S-B.

Prospectus Summary

7. Please revise the disclosure opposite the subheading "Number of Shares Outstanding After the Offering" to remove the phrase "if no shares are sold in the secondary offering." The phrase makes the disclosure unclear because the amount of shares sold in the secondary offering should have no impact on the number of shares outstanding after the offering.

Risk Factors

8. Some of your risk factors use language like "there is no assurance." Please delete this language; the real risk is not your inability to offer assurance, but the condition described. Refer to the risk factors entitled "We May Not Be Able to Fully Implement Our
Business Plan Due to Our Lack of Operating Experience in Subcontracting Our Work" and "We Have Generated Profits Since Changing Our Method of Operations But We May Never Generate Substantial Revenues or Be Profitable in the Future."

(3) We Have Generated Profits Since Changing Our Method of
Operations...

9. Please clarify what you mean by the statement here that you have changed your operations. Elsewhere in the prospectus such as in the
Description of Business and Management`s Discussion and Analysis of
Financial Condition sections you state that you have yet to begin your new business plan.

10. Risk factors 4 and 7 appear to address a similar risk, that of losing the services of your president. Consider consolidating these risk factors.
(9) Since We Are Selling up to 1,000,000 Shares of Our Common
Stock
on a Self-underwritten Basis . . .

11. The inaccuracy of statements in this prospectus, due to the lack of underwriter due diligence or otherwise, is not an appropriate risk factor. You are responsible for the accuracy of the disclosure in the prospectus. Please delete the second sentence in this risk factor.

12. Please refer to the second to last sentence in this risk factor regarding research and development. Revise to clarify your research and development plans in light of your statement in the section entitled "(ii) Summary of product research and development," that you are not currently nor do you anticipate in the future to be conducting any research and development activities.

(12) Our Lack of Business Diversification . . .

13. Please elaborate on the current materiality of this risk factor.
For instance, has the lack of business diversification been a problem for you in the past?

(14) Our Revenues Will be Greatly Affected . . .

14. This risk factor appears generic and applicable to any business and industry. In addition, since you state elsewhere that you intend to shift your business focus to consulting services, it is not clear how the price at which you sell printing products will affect revenue. Also, it is unclear how "government support" is a factor in your business. Please revise or delete accordingly.

A Note Concerning Forward-Looking Statements

15. Delete the statement that investors "should not rely on forward-looking statements in this prospectus."

Use of Proceeds

16. You begin this section by discussing how may shares will be available for resale upon the registration statement becoming effective. Please revise to begin by discussing the proceeds the company will receive in its offering and how it will use them. Then clarify that you will receive no proceeds from the sale of shares by selling security holders.

17. You state throughout this section that you intend to use proceeds for employee wages; however, your only employee at this time is Mr.
Maguire. If he is to receive proceeds of this offering, please disclose this, including the amount of the proceeds you will pay him.
Please also clarify disclosure in footnote (2) to the table, which states that you will use proceeds to pay a combination of salary, draw and commissions. Wouldn`t draw and commissions be funded by sales that generated them, as opposed to the proceeds of the offering? Finally, we note disclosure in the Business - Employees section that states that you will not hire any employees other than
Mr. Maguire in the next six months unless you generate significant revenues. Since you are planning to use proceeds of the offering to pay salaries and wages and other employee related costs, it is unclear why you must generate significant revenues within the next six months in order to hire any new employees. Please revise to clarify.

Dilution

18. Please revise your table to show the amount of the increase in net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered, assuming each amount shown in the table is sold, as required by Item 506(b)(2) of Regulation S-B.

Selling Security Holders

19. Please revise to clarify the price at which selling security holders are selling their shares in the offering. This section states that they will sell at $10 per share while the remainder of the prospectus states that the offering price is $1 per share.

Plan of Distribution

20. Please provide an analysis of your basis for why Mr. Maguire qualifies for the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934. Please also disclose, if true, that Mr. Maguire does qualify for this exemption.

21. Please disclose that the person offering the securities on your behalf may be deemed to be an underwriter of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act.

22. We note your statement that you plan to distribute your prospectus to individuals who have inquired about you and the availability of shares. Please disclose more detail regarding the manner in which these securities will be offered and how investors will learn about the offering. For instance, will the responsible individuals solicit investors through direct mailings and/or through personal contact, how will they identify those who might have an interest in purchasing shares? Provide us supplementally with copies of any materials that they intend to use in this regard.

23. Please remove the statement that you will sell to investors
"who
have fully read the prospectus." It is inappropriate to obtain a representation to the effect by investors as it suggests that they may be waiving rights under the federal securities laws.

24. Please clarify in this section that investor funds will be immediately available to you and not returned under any circumstances during or after the offering.


Description of Business

25. Please explain the nature of your past, current, and planned operations in greater detail. For instance, throughout the prospectus you refer to your subcontractors; however, it does not appear you have begun implementing this aspect of your business plan.
Please clarify whether you are currently providing printing services through subcontractors, and if material, disclose the names of these contractors and file material agreements as exhibits. Do you plan on solely engaging in the marketing of printing services to be done by subcontractors or will you also provide printing services yourself?
We may have additional comments upon review of your response.

(2) Distribution Methods of the Service

26. Please disclose that plans to hire five sales representatives will not occur until January 2007.

(4) Our Competition

27. Please explain why you would not be competing with small localized printers in the geographic areas in which you operate.

28. To the extent possible, describe the size and scope of the competition in your industry and among those engaged in a similar business model as you. We note the differentiation you are making between your new business model and "brick and mortar" printers. Also, discuss the extent you will be competing with subcontractor printers and the effect this could have on your business. For instance, will you cease providing printing services for your largest customer and instead refer it to a subcontracting printer? If so, do you foresee a risk that this client will work directly with another printer and bypass your services? Additionally, please revise risk factor 6 as it is not clear whether you serve your current customer by subcontracting its work.

(9) Government Regulation

29. We note your statement that as a printer, you are subject to a limited variety of local, state, and federal regulations. Please disclose which laws specifically apply to you as a printing business as well as how you have been affected by these laws.

Reports to Security Holders

30. Please update for our new address here and in the section entitled Where You Can Find More Information.




Management`s Discussion and Analysis of Financial Condition

Our Business

31. You estimate that each of the new five sales forces will generate revenues from $150,000 to $200,000 in the twelve months following their establishment in their respective cities. Please disclose how you are arriving at this estimate given your revenues for the year ended December 31, 2004 were approximately $94,000. Note the requirements of Item 10 of Regulation S-B that projections presented in a Commission filing must have a reasonable basis.

32. In light of your statement that you cannot guaranty that other websites or functionally similar services have not been developed or are not in development, please provide a basis for your statement that "many of these Internet-based competitors have greater financial and other resources, and more experience in research and development, than we have." If you are unaware or unsure of the extent of competing businesses, please refrain from commenting upon these possible competitors. Please revise risk factor 5 accordingly as well.

33. Please explain how the potential referral network will differ from your proposed business plan of marketing services that will be completed by third parties.

34. We note your statement that assuming you sell all the offered shares, you will have sufficient capital for the next twelve months.
Please reconcile this with your statement under the section entitled
"How long can we satisfy our cash requirements and will we need to raise additional funds in the next 12 months" and the first risk factor, which state that you have the necessary cash and revenue to satisfy your cash requirements for the next twelve months. Please clarify whether you must raise the maximum amount or any amount in this offering in order to satisfy your capital requirements for the next twelve months. If you need the maximum amount, then disclose how long you anticipate being able to satisfy your capital requirements should you raise 25%, 50% and 75% of the total offering amount.

35. Please substantially revise this section to discuss your plan of operations for the next twelve months with more specificity.
Include
more detailed milestones to your business plan and the costs associated with each milestone. Please address:
* Web site design;
* Equipment purchases; and
* Sales, marketing and public relations activities

36. Please revise the Management`s Discussion and Analysis section to provide discussion and analysis of known trends, demands, commitments, events and uncertainties that management views as most critical to the company`s revenues, financial position, liquidity, plan of operations and results of operations. Also, do not provide a mere narrative recitation of the financial statements. Rather, discuss the reasons for the changes in the results of operations from period to period. Discuss items such as cost of sales, price increases and decreases, asset acquisitions, and changes in the amount of sales. Elaborate on your statement that in the past twelve months you have increased revenue, decreased expenses on a percentage of revenue basis, and increased net income and available cash. In an effort to assist you in this regard, please refer to the Commission
Guidance Regarding Management`s Discussion and Analysis of
Financial
Condition and Results of Operations, Release Nos. 33-8350
(December
19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm..

(c) Other Markets

37. We note your statement that during your twenty eight years of operations, you have fully developed you target markets. Please elaborate on this by disclosing what those target markets were and how you developed them.

Results of Operations

38. Please expand your discussion to address each line item on your
financial statements in which there has been a material change from
period to period as well as to state the causes for material changes
in any financial statement line item from period to period.
Please
also discuss any known trends, events, or uncertainties that are reasonably expected to have a material impact on your revenues or net income.  For example, revenues increased from approximately
$30,000
for the year ended December 31, 2004 to $94,000 for the year ended December 31, 2005; you state that the increase was due to changes in operations. Please discuss the specific changes in operations as well as whether you expect revenues to remain at this level or increase in a similar manner in the future. Refer to Item 303(b) of
Regulation S-B.

Liquidity & Capital Resources

39. We note your reference to external banking liquidity resources.
Please clarify what sorts of bank financing you have. Do you have a bank credit facility other than the AmSouth note? If so, please disclose the principal terms of your credit facility as well as the terms of the AmSouth bank note.

40. Please describe the ancillary printing services you provide.

Directors, Executive Officers, Promoters and Control Persons

41. If John Maguire and Petie Parnell Maguire are family members, please disclose this and the nature of their relationship as required by Item 401(c) of Regulation S-B.

42. Please disclose the time period Ms. Thomas worked at Digital
Lightwave Corporation as well as the nature of its business.




Description of Securities

43. Please remove the statement that the discussion in the prospectus is subject to and qualified by your Articles of Incorporation, Bylaws and Florida law. You may qualify information in your prospectus by reference to information outside the prospectus only to the extent permitted by Rule 411(a) of Regulation C.

Experts

44. Please state the periods for which financial statements have been included in the registration statement and have been audited by Randall N. Drake, C.P.A. Please also state the corresponding report dates.

Financial Statements for the year ended December 31, 2005

45. Please provide us an analysis of all equity issuances since
July
1, 2005.  For each transaction,
?	identify the parties, including any related parties;
?	the nature of the consideration; and
?	the fair value and your basis for determining the fair value.
* Indicate whether the fair value was contemporaneous or retrospective.
* To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated selling price of $1.
* For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

46. Please provide more detailed disclosures regarding each equity transaction during each period presented including, but not limited to, the following:
* The reason for the issuance;
* The consideration received by you, if any;
* The fair value of the securities issued;
* Number of shares granted;
* Fair value of common stock;
* The existence of any conversion or redemption features;
* Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and
* If the valuation specialist was a related party, indicate as such.

Note B - Significant Accounting Policies

Fixed Assets

47. Please disclose the range of estimated useful lives for your vehicles.

Income Taxes

48. Please provide the disclosures required by paragraphs 43 through
48 of SFAS 109, which include disclosures related to your deferred tax assets and liabilities as well as your loss carryforwards.

Note E - Earnings Per Common Share

49. The earnings per common share amount disclosed in Note E is not the same as the amount on the statement of income. Please revise as appropriate.

Note G - Subsequent Event

50. Please give retroactive effect to the stock split that occurred on February 15, 2006 in your financial statements. Refer to SAB
Topic 4:C.

Item 26.  Recent Sales of Unregistered Securities

51. Paragraph (a) suggests that you sold 50 shares of stock in unregistered sales between January 29 and February 15, 2006; however, the table you provide only reflects the sale of 35 shares. Please reconcile and identify any other stockholders who purchased shares from you in these transactions.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 3769 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney, at
(202) 555-3729 with any other questions.

      Sincerely,


  								Pamela A. Long
  								Assistant Director

CC:  	Diane J. Harrison, Esq.
	(727) 368-4448
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John Maguire
Irish Mag, Inc.
Page 1 of 10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE